Oyster Creek Group, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

                           For the years ended          August 19, 1999
                           June 30,                           (Inception) to
                            2004       2003                 June 30, 2004

Revenue                   -             -                            -

General and
administrative
expenses             1,005             460                  10,790
Total expenses     1,005             460                  10,790

Net (loss)            (1,005)           (460)                (10,790)

Weighted average
number of
common shares
outstanding -
basic and
fully diluted       4,500,000     4,500,000

Net (loss)
per share -
basic and
fully diluted          (0.00)            (0.00)

The accompanying notes are an intregal part of these financial statements.

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